                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                     KRUPP REALTY LIMITED PARTNERSHIP-V
--------------------------------------------------------------------------------
                                (Name of Issuer)

               UNITS OF INVESTOR LIMITED PARTNERSHIP INTERESTS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 501128 30 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             John F. Hartigan, Esq.
                          Morgan, Lewis & Bockius LLP
                             801 South Grand Avenue
                             Los Angeles, CA  90017
                               (213) 612-2500
--------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                              January 31, 1997
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement   .  (A fee
is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 13 Pages

  CUSIP No.  501128 30 0          SCHEDULE 13D                Page 2 of 13 Pages

  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   KRESCENT PARTNERS L.L.C.
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   [ ]
                                                                      (b)   [X]
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*
                   AF; WC
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE
--------------------------------------------------------------------------------
                       7       SOLE VOTING POWER
                                       1,075 Units of Investor Limited
                                       Partnership Interests
   NUMBER OF SHARES    ---------------------------------------------------------
  BENEFICIALLY OWNED   8       SHARED VOTING POWER
  BY EACH REPORTING                    0
     PERSON WITH       ---------------------------------------------------------
                       9       SOLE DISPOSITIVE POWER
                                       1,075 Units of Investor Limited
                                       Partnership Interests
                       ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER
                                       0
                       ---------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,075 Units of Investor Limited Partnership Interests
--------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*  [ ]
--------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   3.0%
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*
                   OO
--------------------------------------------------------------------------------





                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP No.  501128 30 0           SCHEDULE 13D               Page 3 of 13 Pages

  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   AP-GP PROM PARTNERS INC.
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                      (b)  [X]
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*
                   OO
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS  2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE
--------------------------------------------------------------------------------
                       7       SOLE VOTING POWER
                                       1,075 Units of Investor Limited
                                       Partnership Interests
   NUMBER OF SHARES    ---------------------------------------------------------
  BENEFICIALLY OWNED   8       SHARED VOTING POWER
  BY EACH REPORTING                    0
      PERSON WITH      ---------------------------------------------------------
                       9       SOLE DISPOSITIVE POWER
                                       1,075 Units of Investor Limited
                                       Partnership Interests
                       ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER
                                       0
                       ---------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,075 Units of Investor Limited Partnership Interests
--------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES* [ ]
--------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   3.0%
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*
                   CO
--------------------------------------------------------------------------------





                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP No.  501128 30 0               SCHEDULE 13D           Page 4 of 13 Pages

  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   APOLLO REAL ESTATE INVESTMENT FUND II, L.P.
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                      (b)  [X]
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*
                   WC
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE
--------------------------------------------------------------------------------
                       7       SOLE VOTING POWER
                                       1,075 Units of Investor Limited
                                       Partnership Interests
   NUMBER OF SHARES    ---------------------------------------------------------
  BENEFICIALLY OWNED   8       SHARED VOTING POWER
  BY EACH REPORTING                    0
     PERSON WITH       ---------------------------------------------------------
                       9       SOLE DISPOSITIVE POWER
                                       1,075 Units of Investor Limited
                                       Partnership Interests
                       --------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER
                                       0
                       --------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,075 Units of Investor Limited Partnership Interests
--------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*  [ ]
--------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   3.0%
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*
                   PN
--------------------------------------------------------------------------------





                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP No.  501128 30 0            SCHEDULE 13D              Page 5 of 13 Pages

  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   APOLLO REAL ESTATE ADVISORS II, L.P.
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                      (b)  [X]
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*
                            OO
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS  2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
                       7       SOLE VOTING POWER
                                       1,075 Units of Investor Limited
                                       Partnership Interests
   NUMBER OF SHARES    ---------------------------------------------------------
  BENEFICIALLY OWNED   8       SHARED VOTING POWER
  BY EACH REPORTING                    0
     PERSON WITH       ---------------------------------------------------------
                       9       SOLE DISPOSITIVE POWER
                                       1,075 Units of Investor Limited
                                        Partnership Interests
                       ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER
                                       0
                       ---------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,075 Units of Investor Limited Partnership Interests
--------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*  [ ]
--------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   3.0%
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*
                   PN
--------------------------------------------------------------------------------





                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

            SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT")

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

                 This statement relates to units of investor limited partnership interests (the "Units") of Krupp Realty Limited Partnership-V, a Massachusetts limited partnership (the "Partnership") which has its principal executive offices at 470 Atlantic Avenue, Boston, Massachusetts 02210.

Item 2.  Identity and Background.

                 This Statement is filed jointly by Krescent Partners L.L.C., a Delaware limited liability company ("Krescent"), AP-GP Prom Partners Inc., a Delaware corporation ("AP-GP Prom Partners"), Apollo Real Estate Investment Fund II, L.P., a Delaware limited partnership ("AREIF II"), and Apollo Real Estate Advisors II, L.P., a Delaware limited partnership ("AREA II").
Krescent, AP-GP Prom Partners, AREIF II and AREA II are sometimes collectively referred to herein as the "Reporting Persons."

                 Krescent was organized for the purpose of acquiring the Units pursuant to a tender offer on Schedule 14D-1 (the "Schedule 14D-1"), commenced on November 21, 1996 (the "Tender Offer"). The principal executive office of Krescent is at 1301 Avenue of the Americas, 38th Floor, New York, New York 10019. The managing member of Krescent is AP-GP Prom Partners, a newly-formed Delaware corporation which is ultimately controlled by Apollo Real Estate Capital Advisors II, Inc., a Delaware corporation ("Advisors"), as general partner of AREA II, the general partner of AREIF II, a private real estate investment fund and the sole shareholder of AP-GP Prom Partners.

                 AREIF II is principally engaged in the business of investing in real estate and real estate-related interests. The address of AREIF II's principal business and its principal office is c/o Apollo Real Estate Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577.

                 AREA II is the general partner of AREIF II. AREA II is principally engaged in the business of serving as managing general partner of AREIF II. The address of AREA II's principal business and its principal office is Two Manhattanville Road, Purchase, New York 10577. Advisors is the sole general partner of AREA II. Advisors is principally engaged in the business of serving as general partner of AREA II.

                 Attached hereto as Appendix A is information concerning the executive officers and directors of AP-GP Prom Partners, the managing member of Krescent, and Advisors, the general partner of AREA II, as well as certain other entities, which information is required to be disclosed in response to Item 2 and General Instruction C to
Schedule 13D. All such persons identified on Appendix A disclaim beneficial ownership of and any pecuniary interest in the Units beneficially owned by the Reporting Persons.

                 None of the Reporting Persons, Advisors, nor any of the persons or entities referred to in Appendix A hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                 As of the date hereof, the Reporting Persons are deemed to beneficially own 1,075 Units. The source of all funds used to acquire beneficial ownership of such Units was investment funds from working capital of Krescent, which was contributed by its members AREIF II, AP-GP Prom Partners and Krescent LFG L.L.C.. None of the funds used to acquire beneficial ownership were borrowed funds or otherwise obtained for the purpose of acquiring Units, however, the Reporting Persons may, from time to time, use some or all of the Units in connection with various collateral investment accounts in the ordinary course of business. AP-GP Prom Partners, the managing member of Krescent, and AREA II, the general partner of AREIF II, are deemed to beneficially own the Units beneficially owned by Krescent and AREIF II, respectively. The Units beneficially owned by the Reporting Persons were acquired as described below.

                 Pursuant to the Tender Offer, Krescent purchased an aggregate of 1,070 Units on January 31, 1997 for an aggregate purchase price of approximately $470,800. Prior to commencing the Tender Offer, Krescent purchased 5 Units from an affiliate of its financial advisor at a purchase price of $375 per Unit.

Item 4.  Purpose of Transaction.

                 Each of the Reporting Persons acquired beneficial ownership of the Units for investment purposes only and not with the purpose of changing or influencing control of the Partnership. Each of the Reporting Persons retains the right, however, to change such investment intent, to acquire further Units or to sell or otherwise dispose of all or a part of the Units beneficially owned by such Reporting Persons in any manner permitted by law and in conformity with their obligations under the Standstill Agreement and the Assumption Agreement as defined and described below in Item 6 and incorporated by reference herein.

                 Although the foregoing currently reflects the present plans and intentions of the Reporting Persons, the foregoing is subject to change at any time. The Reporting Persons have and will, on an on-going basis, continue to evaluate their investment in the Partnership. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

Item 5.  Interest in Securities of the Issuer.

                 (a) and (b) As of the date hereof, the Reporting Persons are deemed to beneficially own an aggregate of 1,075 Units, which constitutes approximately 3.0% of the Units outstanding.* The Reporting Persons have sole voting and sole dispositive power of all such Units beneficially owned by them.

                 On January 10, 1997, American Holdings I, L.P. ("American Holdings"), American Holdings I-GP, Inc. and American Property Investors, Inc. (collectively referred to herein as "AHI") joined the Tender Offer as co-bidders. Pursuant to the Tender Offer, AHI purchased an aggregate of 769 Units on January 31, 1997. Prior to joining the Tender Offer, AHI advised Krescent that it had purchased 45 Units pursuant to its own tender offer for up to 4.9% of the outstanding Units, which AHI terminated on December 6, 1996 (the "AHI Offer"). Therefore, as of the date hereof and based on information provided by AHI to Krescent, AHI may be deemed to beneficially own an aggregate of 814 Units, which constitutes approximately 2.3% of the Units outstanding.

                 The Reporting Persons and AHI may be deemed to constitute a "group" because of their past cooperation in conducting the Tender Offer. If the Reporting Persons and AHI are a group they may be deemed to beneficially own approximately 5.3% of the Units outstanding. Since the expiration of the Tender Offer, however, each of the Reporting Persons and AHI has and will continue to act independently with respect to the voting of Units and, except as described in Item 6 below, there is no agreement or understanding among the Reporting Persons or AHI with respect to the purchase, sale or voting, or refraining from purchasing, selling, or voting, Units of the Partnership. The Reporting Persons disclaim formation of a "group" with AHI pursuant to Rule 13d-3 under the Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed an admission that the Reporting Persons have formed a "group" with AHI or that the Reporting Persons are the beneficial owners of any of the Units held by AHI. The Reporting Persons expressly disclaim formation of a "group" with AHI and the Reporting Persons expressly disclaim beneficial ownership of any of AHI's Units.

                 (c) Except for the purchase of Units pursuant to the Tender Offer, neither Krescent, AP-GP Prom Partners, AREIF II, AREA II, and to the best of Krescent's knowledge, the persons listed on Appendix A, nor any affiliate thereof has effected any transaction in the Units within the past 60 days.

                 (d) The Reporting Persons have no knowledge of any persons who have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, any Units beneficially owned by the Reporting Persons.

                 (e)      Not applicable.





--------------------------------
*        All calculations of percentages of beneficial ownership in this
         Schedule 13D are based on there being 35,200 Units outstanding, as of September 30, 1996, as disclosed in the Partnership's Quarterly Report on Form 10-Q for the period ended September 30, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 The information set forth in Item 3, Item 4 and Item 5 above is hereby incorporated by reference herein.

                 AREIF II entered into an Option Agreement, dated as of November 21, 1996 (the "Option Agreement") and amended by the First Amendment to Option Agreement, dated as of January 8, 1997 (the "Option Amendment"), with Liquidity Financial Group, L.P., a California limited partnership ("LFG") and an affiliate of the financial advisor of Krescent in connection with the Tender Offer, pursuant to which LFG was granted an option, for the 6 month period following the latest date Krescent accepts securities in any tender offer, to acquire, indirectly through a member of Krescent, up to a 5% interest in Krescent. The discussion herein of the Option Agreement and the Option Amendment is subject to and qualified in its entirety by reference to such agreements, copies of which are attached hereto as exhibits and incorporated herein by reference.

                 Pursuant to an Assumption Agreement dated as of November 21, 1996 between Krescent and LFG, Krescent assumed the restrictions set forth in the Settlement Agreement and Release, dated June 27, 1996, between LFG and The Krupp Corporation ("Krupp") (the "Standstill Agreement"), as amended by the First Amendment to Settlement Agreement and Release, dated as of October 8, 1996 (the "First Amendment"), and by the Second Amendment to Settlement Agreement and Release, dated as of January 6, 1997 (the "Second Amendment").
As a result, Krescent agreed that, prior to the Standstill Expiration Date (as defined in the Standstill Agreement), it will not and it will cause certain affiliates not to generally acquire or attempt to acquire, directly or indirectly, more than 25% (including Units acquired through all other means) of the outstanding Units or take certain other actions not consistent therewith. The discussion herein of the Assumption Agreement, the Standstill Agreement, the First Amendment and the Second Amendment is subject to and qualified in its entirety by reference to such agreements, copies of which are attached hereto as exhibits and incorporated herein by reference.

                 Krescent entered into an Advisory Agreement, dated as of November 21, 1996 (the "Advisory Agreement"), with Liquidity Financial Advisors, Inc., a California corporation ("Liquidity Financial"), pursuant to which Liquidity Financial is entitled to certain advisory fees in exchange for advisory services it performed for Krescent in connection with the Tender Offer. Such advisory fees are to be equal to 2% of the amount invested, as of the ninetieth day after acquisition of the Units pursuant to the Tender Offer, or approximately $9,416. Further, after the members of Krescent have received certain minimum priority returns on their invested capital, Liquidity Financial will be entitled to additional participations in distributions from the Partnership pursuant to the terms of the Advisory Agreement. The discussion herein of the Advisory Agreement is subject to and qualified in its entirety by reference to such agreement, a copy of which is attached hereto as an exhibit and incorporated herein by reference.

                 Krescent and its members, on the one hand, and American Holdings and its partners, on the other, entered into a letter agreement, dated as of January 8, 1997 (the "Krescent-AHI Agreement"), relating to the conduct of the Tender Offer and the purchase by American Holdings of 41.8% of the Units tendered pursuant thereto. The Krescent- AHI Agreement also provides, among other things, that (i) if, after the exercise and/or expiration of all outstanding options or other rights to acquire an interest in Krescent, the direct and indirect percentage ownership interest of AREIF II and its affiliates (the "Apollo Group") in Krescent exceeds 83.6%, then American Holdings will be entitled to purchase additional Units from Krescent so that, after giving effect to such purchase, the total percentage of Units purchased by American Holdings in the Tender Offer equals 50% of such percentage interest of the Apollo Group in Krescent; and (ii) each of American Holdings and Krescent has the right to initiate a buy/sell right at any time after the first anniversary of the expiration of the Tender Offer, or January 31, 1998, and so long as American Holdings and Krescent (and/or their respective affiliates) own at least 2% of the outstanding Units. The buy/sell right provides that either American Holdings or Krescent may offer to buy Units from the other and the other must either sell such Units to the offering party or buy the offering party's Units at a purchase price per Unit and on such other terms and conditions as set forth in the initiating party's offer. The Krescent-AHI Agreement also contains indemnification provisions pursuant to which the parties agree to indemnify each other in respect to any material misstatements or omissions in certain information provided by each of them in connection with the Schedule 14D-1 and the offer materials relating to the AHI Offer. The discussion herein of the Krescent-AHI Agreement is subject to and qualified in its entirety by reference to such agreement, a copy of which is attached hereto as an exhibit and incorporated herein by reference.

                 Except as described above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Partnership.

Item 7.  Material to be Filed as Exhibits.

EXHIBIT
  NO.            DESCRIPTION
-------          -----------
  1              Option Agreement, dated as of November 21, 1996, between LFG and AREIF II.

  2              First Amendment to Option Agreement, dated as of January 8, 1997, between LFG and AREIF II.

  3              Assumption Agreement, dated as of November 21, 1996, between LFG and Krescent.

  4              Settlement Agreement and Release, dated as of June 27, 1996, between Krupp and
                 LFG.

  5              First Amendment to Settlement Agreement and Release, dated as of October 8, 1996, between Krupp and LFG.

  6              Second Amendment to Settlement Agreement and Release, dated as of January 6,
                 1997, between Krupp and LFG.

  7              Advisory Agreement, dated as of November 21, 1996, between Liquidity Financial and Krescent.

  8              Letter Agreement, dated as of January 8, 1997, between Krescent and American
                 Holdings.

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 1997


                                    KRESCENT PARTNERS L.L.C.

                                    By:  AP-GP Prom Partners Inc., its managing
                                         member


                                         By: /s/ Michael D. Weiner
                                             ---------------------------------
                                              Name: Michael D. Weiner
                                              Title: Secretary



                                    AP-GP PROM PARTNERS INC.

                                         By: /s/ Michael D. Weiner
                                             ---------------------------------
                                              Name:   Michael D. Weiner
                                              Title: Secretary


                                    APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

                                    By:  Apollo Real Estate Advisors II, L.P.
                                          Managing Member

                                    By:  Apollo Real Estate Capital Advisors II,
                                         Inc.
                                         General Partner

                                    By:  /s/ Michael D. Weiner
                                         ------------------------------------
                                         Name:     Michael D. Weiner
                                         Title:    Vice President


                                    APOLLO REAL ESTATE ADVISORS II, L.P.

                                    By:  Apollo Real Estate Capital Advisors
                                         II, Inc. General Partner

                                         By:  /s/ Michael D. Weiner
                                              --------------------------------
                                              Name:   Michael D. Weiner
                                              Title:  Vice President

                                   APPENDIX A


                 The following sets forth information with respect to the executive officers and directors of AP-GP Prom Partners, which is the managing member of Krescent, and Advisors, which is the sole general partner of AREA II.

                 AP-GP Prom Partners. Messrs. Lee S. Neibart, W. Edward Scheetz and Richard Mack are executive officers and directors of AP-GP Prom Partners. The principal occupation of each of Messrs. Neibart and Scheetz, each of whom is a citizen of the United States, is to act as an officer of Advisors. The principal occupation of Mr. Mack, who is a citizen of the United States, is to act as an associate of Advisors. The business address of each of Messrs. Neibart, Scheetz and Mack is c/o Apollo Real Estate Management II, L.P., 1301 Avenue of the Americas, New York, New York 10019.

                 Capital Advisors II. Messrs. Leon D. Black, John J. Hannan and William L. Mack are executive officers and directors of Advisors. The principal occupation of each of Messrs. Black and Hannan, each of whom is a citizen of the United States, is to act as an executive officer and director of Apollo Capital Management, Inc., a Delaware corporation ("Apollo Capital"), and of Lion Capital Management, Inc., a Delaware corporation ("Lion Capital"). Messrs. Black and Hannan are founding principals of Apollo Advisors, L.P. ("Apollo Advisors"), Lion Advisors, L.P. ("Lion Advisors") and together with Mr. Mack of Apollo Real Estate Advisors II, L.P. The principal occupation of Mr. Mack, who is a citizen of the United States, is to act as a consultant to Apollo Advisors and as a principal of Apollo Real Estate Advisors, L.P. and to act as President and Managing Partner of the Mack Organization, an owner and developer of and investor in office and industrial buildings and other commercial properties. The principal business of Apollo Advisors and of Lion Advisors is to provide advice regarding investments in securities and the principal business of Apollo Real Estate Advisors, L.P. is to provide advice regarding investments in real estate and real estate-related investments. The business address of each of Messrs. Black, Hannan and Mack is c/o Apollo Real Estate Management II, L.P., 1301 Avenue of the Americas, New York, New York 10019.

                                 EXHIBIT INDEX


 Exhibit
 -------
 Ex-99.1              Option Agreement, dated as of November 21, 1996, between LFG and
                      AREIF II.

 Ex-99.2              First Amendment to Option Agreement,dated as of January 8, 1997, between LFG and AREIF II.
 Ex-99.3              Assumption Agreement, dated as of November 21, 1996,
                      between LFG and Krescent.

 Ex-99.4 Settlement Agreement and Release, dated as of June 27, 1996, between Krupp and LFG.

 Ex-99.5 First Amendment to Settlement Agreement and Release, dated as of October 8, 1996, between Krupp and LFG.

 Ex-99.6 Second Amendment to Settlement Agreement and Release, dated as of January 6, 1997, between Krupp and LFG.

 Ex-99.7 Advisory Agreement, dated as of November 21, 1996, between Liquidity Financial and Krescent.

 Ex-99.8              Letter Agreement, dated as of January 8, 1997, between
                      Krescent and American Holdings.





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